UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            SCHEDULE 14A INFORMATION

           Proxy Statement Pursuant to Section 14(a) of the Securities

                              Exchange Act of 1934

Filed by the Registrant [ X ]

Filed by a Party other than the Registrant [__]

Check the appropriate box:

[ X ]      Preliminary Proxy Statement       [__]  CONFIDENTIAL, FOR USE OF THE
                                                   COMMISSION ONLY (AS PERMITTED
                                                   BY RULE 14A-6(E) (2))
[__]       Definitive Proxy Statement
[__]       Definitive Additional Materials

[__]       Soliciting Material Pursuant to Section 240.14a-11(c) or
           Section 240.14a-12
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                             KLEVER MARKETING, INC.
                (Name of Registrant as Specified In Its Charter)
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    (Name of Persons(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

[ X ]    No fee required

[__] Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

         (1) Title of each class of securities to which transaction applies:

                  Not Applicable

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         (2)      Aggregate number of securities to which transaction applies:
                  Not Applicable

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         (3)      Per  unit  price  or other  underlying  value  of  transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):

                  Not Applicable

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         (4)      Proposed maximum aggregate value of transaction:
                  Not Applicable

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

         (5)      Total fee paid:  Not Applicable

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[__]     Fee paid previously with preliminary materials.

[__] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         (1)      Amount Previously Paid:  Not Applicable

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         (2)      Form, Schedule or Registration Statement No.:  Not Applicable

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         (3)      Filing Party:  Not Applicable

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         (4)      Date Filed:  Not Applicable

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

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                       NOTICE OF THE MILLENIUM 2000 ANNUAL
                             MEETING OF STOCKHOLDERS
                                  MAY 12, 2000

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Dear Stockholder:

         It is my pleasure to invite you to the Millenium 2000 Annual Meeting of the Stockholders of Klever Marketing(TM), Inc., which will be held on Friday, May 12, 2000, at 4:00 p.m., Mountain Standard Time, at the Crystal Inn, 230 West 500 South, Salt Lake City, Utah. The purposes of the meeting will be to:

o        Consider   and  vote  upon  an   amendment   to  our   Certificate   of
         Incorporation,

o Vote upon the appointment of Robinson Hill & Co. as independent auditor for the fiscal year ending December 31, 2000,

o        Elect four directors to our Board of Directors, and

o Transact such other business as may properly come before the meeting, or any adjournment or postponement of the meeting.

         Only stockholders of record at the close of business on March 31, 2000, are entitled to vote at the meeting, or any adjournment or postponement of the meeting. We are mailing proxy solicitation material to our stockholders commencing on or about April 20, 2000. We must receive your proxy on or before May 9, 2000, in order for your proxy to be voted at the meeting.

         You are invited to attend the meeting. Regardless of whether you expect to attend the meeting in person, we urge you to read the attached proxy statement and sign and date the accompanying proxy card and return it in the enclosed postage-prepaid envelope. It is important that your shares be represented at the meeting.

         A copy of our 1999 Annual Report on Form 10-K as filed with the Securities and Exchange Commission is enclosed with the attached materials. Please take time to read this report.

         We look forward to seeing you at the meeting.

                                         Sincerely,

                                         By: /S/ PAUL G. BEGUM
         Salt Lake City, Utah                   Paul G. Begum,
         April 7, 2000                          Chairman/Chief Executive Officer

                                TABLE OF CONTENTS

         GENERAL INFORMATION..................................................1

         INFORMATION REGARDING THE MEETING....................................2

         PROPOSED AMENDMENT TO OUR ARTICLES OF INCORPORATION..................4

         APPOINTMENT OF INDEPENDENT AUDITORS..................................4

         ELECTION OF DIRECTORS................................................5

         BOARD AND COMMITTEE MEETINGS.........................................9

         DIRECTOR COMPENSATION...............................................10

         BENEFICIAL OWNERSHIP................................................11

         COMPENSATION OF EXECUTIVE OFFICERS..................................16

         CERTAIN TRANSACTIONS................................................18

         COMPLIANCE WITH SECTION 16 OF THE SECURITIES EXCHANGE ACT...........20

         STOCKHOLDER PROPOSALS...............................................21

         OTHER MATTERS.......................................................21

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                               GENERAL INFORMATION

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         Klever  Marketing(TM),  Inc.  is an  electronic  in-store  advertising,
directory    and    coupon    services    provider    through    its    patented
Klever-Kart(R)system.

         We sent you this proxy statement and the enclosed proxy card because our Board of Directors is soliciting your proxy for use at our 2000 Annual Meeting of Stockholders. All holders of record on March 31, 2000, of our shares of common stock, or our shares of preferred stock (including our Class A Preferred Stock, Series 1), are entitled to vote at the meeting.

         This proxy statement, the accompanying proxy card, and our latest Annual Report on Form 10-K were first mailed to stockholders on or about April 20, 2000. Our Annual Report on Form 10-K contains the information required by Rule 14a-3 of the Rules of the Securities and Exchange Commission, including audited financial statements for our last completed fiscal year, which ended December 31, 1999. Those reports should not be regarded as material for the solicitation of proxies or as a communication by means of which we are soliciting your proxy with respect to the meeting. We are incorporating in this proxy statement, by reference, our prior filings with the Securities and Exchange Commission. If you would like copies of any of those documents, other than the filings we are delivering to you in connection with this proxy statement, you can request (by phone or in writing) copies of them by sending your request to: Klever Marketing, Inc., 350 West Broadway, Suite 201, Salt Lake City, Utah, 84101, telephone (801) 322-1221 ext 113, attention StacyAnn L. Royal, Secretary. We will not charge you for any of the copies.

         At the meeting, you will be asked to:

o        Approve an amendment to our Certificate of Incorporation;

o Approve the appointment of Robinson Hill & Co. as our independent auditor for the fiscal year ending December 31, 2000;

o        Elect four directors to the Board of Directors; and

o Vote on such other business as may properly come before the meeting, or any adjournment or postponement of the meeting.

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                        INFORMATION REGARDING THE MEETING

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         WHAT MAY I VOTE ON? You will be entitled  to vote,  either in person or by proxy, on:

         (1) An amendment to the Certificate of Incorporation to increase the authorized number of shares common stock we will be able to issue from 20,000,000 shares to 50,000,000; AND

         (2) The approval of the appointment of our independent auditors for 2000; AND

         (3) The election of four nominees to serve on our Board of Directors.

         HOW DOES THE BOARD RECOMMEND I VOTE ON THE PROPOSALS? The Board recommends a vote FOR the proposed amendment to the Certificate of Incorporation, FOR the appointment of Robinson Hill & Co. as our independent auditors for 2000 and FOR each of the Board nominees.

         WHO IS ENTITLED TO VOTE? Stockholders as of the close of business on March 31, 2000 (the record date) are entitled to vote at the meeting.

         HOW DO I VOTE? Sign and date the proxy card you receive with this proxy statement and return it in the prepaid envelope. If you return your signed proxy card but do not mark the boxes showing how you wish to vote, your shares will be voted FOR the three proposals and in such manner as the named proxies determine with respect to any other matters addressed at the meeting. You have the right to revoke your proxy at any time before the meeting by:

o        notifying our Corporate Secretary; OR

o        voting in person; OR

o        returning a later-dated proxy card.

         WHO WILL COUNT THE VOTES? We have appointed a representative of our law
firm,  Parsons  Behle  &  Latimer,  as  the  inspector  of  the  election.   The
representative will count and tabulate the votes.

         IS MY VOTE CONFIDENTIAL? YOUR VOTE WILL NOT BE DISCLOSED EXCEPT:

o as needed to permit the inspector of election to tabulate and certify the vote;

o        as required by law; or

o in limited circumstances, such as a proxy contest in opposition to the Board.

         Additionally, all comments written on the proxy card or elsewhere will be forwarded to our management, but your identity will be kept confidential unless you ask that your name be disclosed.

         WHAT SHARES ARE INCLUDED ON THE PROXY CARD? The shares on your proxy card represent ALL of your shares. If you do not return your proxy card, your shares will not be voted.

         WHAT DOES IT MEAN IF I GET MORE THAN ONE PROXY CARD? If your shares are registered differently and are in more than one account, you will receive more than one proxy card. Sign and return all the proxy cards you receive to ensure that all your shares are voted.

         HOW MANY SHARES CAN VOTE? As of the record date, March 31, 2000, 11,899,078 shares of our common stock and 50,130 shares of our Class A Preferred Stock, Series 1 were outstanding and entitled to vote. Each share of common stock is entitled to one vote, and each share of Class A Preferred Stock, Series 1 is entitled to ten votes. The holders of our common stock and Class A Preferred Stock, Series 1 vote as one class. In summary, there were a total of 12,400,378 eligible votes as of the record date.

         WHAT IS A "QUORUM"? A "quorum" is a majority of the outstanding shares. They may be present at the meeting or represented by proxy. There must be a quorum for the meeting to be held, and a proposal must be approved by more than 50% of the shares voting at a meeting at which there is a quorum to be adopted. The four nominees for director receiving the highest number of affirmative votes will be elected as directors. If you submit a properly executed proxy card, even if you abstain from voting, then your shares will be considered part of the quorum. However, abstentions are not counted in the tally of votes FOR or AGAINST a proposal. We intend TO TREAT SHARES REFERRED TO AS "BROKER NON-VOTES" (I.E., shares held by brokers or nominees as to which the broker or nominee indicates on a proxy that it does not have discretionary authority to vote) as shares that are present and entitled to vote for purposes of determining the presence of a quorum. We will not consider broker non-votes as votes cast either for or against a particular matter.

         WHO CAN ATTEND THE ANNUAL MEETING? All of our stockholders on March 31, 2000, can attend. Due to limited space in the meeting room, we are limiting the persons who can attend the meeting to our stockholders, their representatives, our employees, our directors and our representatives. We expect that a representative of Robinson Hill & Co. will be attending the meeting and will be available to answer any of your questions.

         HOW WILL VOTING ON ANY OTHER BUSINESS BE CONDUCTED? Although we do not know of any business to be considered at the meeting other than the proposals described in this proxy statement, if any other business is presented at the meeting, your signed proxy card gives authority to Paul G. Begum, our Chairman and Chief Executive Officer, Michael L. Mills, our director, William C. Bailey, our director and Abel T. Porter, our director, to vote on those matters at their discretion.

         WHO ARE THE LARGEST PRINCIPAL SHAREHOLDERS? As of March 31, 2000, several of our stockholders owned more than five percent of our capital stock. Those stockholders include Tree of Stars, Inc., PSF, Inc., Paul G. Begum, the Estate of Peter Olson, and C. Terry Warner.

         HOW MUCH  DID THIS  PROXY  SOLICITATION  COST?  We did not hire a third party to assist us in the distribution of the proxy materials or the solicitation of votes. We estimate that our costs for those actions (which will be conducted by our employees, officers, directors and representatives) will be approximately $10,000. We will also reimburse brokerage houses and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for forwarding the proxy statement and solicitation materials to our stockholders.

         HOW DO I REVOKE MY PROXY AFTER I GIVE IT? A stockholder giving a proxy pursuant to this solicitation may revoke it at any time prior to its exercise at the meeting by delivering to our Corporate Secretary a written notice of revocation, or a duly executed proxy bearing a later date, or by attending the meeting and voting in person. Attendance at the meeting will not, however, constitute revocation of your proxy without your further action. Any written notice revoking your proxy should be sent to our principal executive offices addressed as FOLLOWS: KLEVER MARKETING, INC., PO BOX 2935, SALT LAKE CITY, UTAH, 84110, ATTENTION: STACYANN L. ROYAL, SECRETARY.

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               PROPOSED AMENDMENT TO OUR ARTICLES OF INCORPORATION

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         On February 1, 2000,  our Board of Directors  considered,  and approved for recommendation to our stockholders, an amendment to our Certificate of Incorporation. The Certificate of Incorporation, as currently in force, provides that we are authorized to issue up to 20,000,000 shares of our common stock, par value $.01 per share. The proposed amendment provides for an increase in the number of shares of common stock we would be authorized to issue in the future, from 20,000,000 shares to 50,000,000 shares.

         As of March 31, 2000, 11,899,078 shares of our common stock were outstanding, and 50,130 shares of our Class A Preferred Stock, Series 1 were outstanding. Each share of our Class A Preferred Stock, Series 1 is convertible into ten shares of our common stock, or 501,300 shares altogether. We have also reserved 3,500,000 shares of our common stock for issuance under stock plans, warrants and options. As a result, approximately 4,600,922 shares of our common stock remain unissued and not reserved for issuance.

         While we do not have any present intention of issuing any shares of our common stock sought to be authorized that are not required by the conversion of the Class A Preferred Stock, Series 1 into our common stock if approved by the stockholders, the additional shares of common stock would provide us with a ready-available means to finance possible acquisitions, providing an alternative to the use of our cash reserves. In addition, the increased number of shares would enhance our flexibility in connection with any possible stock splits or dividends financings and other corporate purposes and will allow such shares to be issued without the expense and delay of a special shareholders' meeting, unless such action is required by applicable law or rules of any stock exchange on which our securities may then be listed.

         VOTE REQUIRED FOR APPROVAL. The affirmative vote of a majority of the shares of our common stock and Class A Preferred Stock, Series 1, voting as a class, either in person or by proxy, and entitled to vote is required to approve the proposal.

THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE ADOPTION OF THE PROPOSED AMENDMENT, INCREASING THE NUMBER OF SHARES OF COMMON STOCK WE ARE AUTHORIZED TO ISSUE FROM 20,000,000 SHARES TO 50,000,000 SHARES.

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                       APPOINTMENT OF INDEPENDENT AUDITORS

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         We are asking you to ratify our  appointment  of Robinson Hill & Co. as our independent public accountants for the fiscal year ending December 31, 2000. Robinson Hill & Co. currently acts as our independent auditors, and has acted in that capacity since the 1994 fiscal-year audit, when we terminated our relationship with our previous independent auditors. Our previous independent auditor's report on our financial statements for each of the two most recent years preceding its termination did not contain an adverse opinion or disclaimer of opinion, nor was its report modified as to uncertainty, audit scope, or accounting principles, nor was the termination based on any resolved or unresolved disagreements on any matter of accounting principles or practices, financial statement disclosures or auditing scope or procedures. The decision to change our accountants to Robinson Hill & Co. was recommended by our officers and approved by our Board.

         A representative of Robinson Hill & Co. has been invited to the meeting, and, if in attendance, will have the opportunity to make a statement, and will be expected to be available to respond to appropriate questions from stockholders.

THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE SELECTION OF ROBINSON HILL & CO. TO SERVE AS OUR AUDITORS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2000.

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                             ELECTION OF DIRECTORS

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         At the  meeting,  four  directors  are to be elected to serve  one-year terms expiring at the meeting of our stockholders to be held in 2001. All directors will serve until their successors are duly elected and qualified, subject, however, to prior death, resignation, retirement, disqualification or removal from office.

         The persons named as proxy holders in the enclosed proxy cards have advised us that, unless a contrary direction is indicated on the proxy card, they intend to vote for the four nominees named below. They have also advised us that in the event any of the four nominees are not available for election for any reason, they will vote for the election of such substitute nominee or nominees, if any, as the Board may propose. The Board has no reason to believe that any nominee will be unavailable to serve on the Board.

         Our nominees for the Board are as follows:

                                                                                                        DIRECTOR
          NAME              AGE                           PRINCIPAL OCCUPATION                            SINCE

Paul G. Begum               61     Chief Executive Officer of Klever Marketing, Inc.                      1989
William C. Bailey           65     President, Mount Olympus Waters, Inc.                                  1994
Michael L. Mills            37     Chief Executive Officer of Olson Farms, Inc.                           1998
Able T. Porter              41     Former President of Smiths Food and Drug Centers, Inc.                 1999

         You are being asked to elect Messrs. Begum, Bailey, Mills and Porter to our Board for the one year term expiring 2001.

CURRENT BOARD MEMBERS

         Each of our nominees currently serves as a member of our Board.

         Paul G. Begum, our Chief Executive Officer and founder, has served as a member of our Board since 1989. In the past, Mr. Begum has taken primary responsibility for securing funding for our operations. Mr. Begum's professional experience includes service as President and Chief Executive Officer of Hi Tiger International, the parent company of a major regional internet provider, over twenty years of real estate investment and development and extensive media experience.

         William C. Bailey has served as a member of our Board since 1994. Mr. Bailey is President and owner of Mount Olympus Waters, Inc. and founder of Water and Power Technologies. Mr. Bailey served on the Board of Directors for the
American Bottled Water Association and the International Bottled Water Association from 1975 to 1996, and was the Association's President in 1978 and again in 1990. He received the industry's first award of Excellence from IWBA in 1987 and was elected to the Beverage World Water Hall of Fame in 1989. He serves as a member of the Board of Trustees for the Utah Food Industry Associations Insurance Trust. He is a member of the Board of Trustees for the Utah Opera, currently serving as Chairman of the Board. He has been a member of the Board of Directors for KUED 1990- 1996, University of Utah Alumni Board 1990-1994, and a member of the University of Utah's Fine Art's Advisory Board. He is also a member of the Salt Lake Rotary and serves as Secretary 1999-2000.

         Michael L. Mills has served as a member of our Board since 1998. Mr. Mills is the President and Chief Executive Officer of Olson Farms, Inc., a diversified agricultural and real estate holding company with operations throughout the western United States. The company deals primarily in the production, processing, and distribution of eggs, with headquarters in Ontario, California. Mr. Mills has served Olson Farms, Inc. in various positions since 1989. He also currently serves as a director of Quadratech, Inc., a publicly traded company based in City of Industry, California. Mr. Mills began his career with Deloitte & Touche in Los Angeles AFTER GRADUATING FROM THE UNIVERSITY OF UTAH SUMMA CUM LAUDE in accounting and math.

         ABEL T. PORTER HAS SERVED AS A MEMBER OF OUR BOARD SINCE 1999. Mr. Porter most recently served as the President and Chief Executive Officer of Smiths Food & Drug Centers, Inc. Mr. Porter has held many executive positions within Smiths, including Senior Vice President of Operations, Vice President of Sales and Merchandising, District Manager and Store Director in both the Intermountain and Southwest regions.

THE  BOARD  OF  DIRECTORS  RECOMMENDS  THAT  YOU  VOTE  FOR ALL OF THE  DIRECTOR
NOMINEES.

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                          BOARD AND COMMITTEE MEETINGS

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         During 1999, our Board of Directors  held seven (7) meetings,  and each director (other than Mr. Able who joined our Board in September, 1999) attended at least 75% of those meetings. The Board has not created any committees, but rather undertakes its responsibilities and duties as an entire board.

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                             DIRECTOR COMPENSATION

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         Our directors do not receive cash compensation for serving on our Board or for any other services they provide to us in their capacity as directors. Our directors, however, are reimbursed for expenses they incur in connection with attending Board or committee meetings.

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                              BENEFICIAL OWNERSHIP

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         The following  table sets forth,  as of March 31, 2000,  the beneficial ownership of our outstanding common stock by

o        each of our executive officers,

o        each of our directors, and

o        all executive officers and directors as a group.

         As of March 31, 2000, no other person held five percent or more of our common stock or Class A Preferred Stock, Series 1. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. For purposes of calculating the percentages shown in the chart, each person listed is also deemed to beneficially own any shares issuable on either the exercise of vested options or warrants held by that person and that are exercisable within 60 days after March 31, 2000. Except as indicated by footnote, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. The inclusion of any shares as beneficially owned does not constitute an admission of beneficial ownership of those shares. The percentage calculation of beneficial ownership is based on 11,899,078 shares of common stock outstanding as of March 31, 2000.

--------------------------------------------------------------------------------
        Name of Beneficial Owner,                Common Stock Beneficially Owned
           Relationship to Us                                 Shares     Percent
---------------------------------------------------------- ----------- ---------
    FIVE PERCENT OR MORE STOCKHOLDERS

The Estate of Peter Olson                                   2,006,627     16.86%
C. Terry Warner                                             1,062,111      8.92%
                         OFFICERS AND DIRECTORS

PAUL G. BEGUM, CHIEF EXECUTIVE OFFICER AND CHAIRMAN         3,580,365 (1) 30.09%
WILLIAM C. BAILEY, DIRECTOR                                    81,979 (2)  0.69%
MICHAEL L. MILLS, DIRECTOR                                    125,979 (3)  1.10%
Able T. Porter                                                 25,000      0.21%
ALL EXECUTIVE OFFICERS AND DIRECTORS AS A GROUP (4 PERSONS) 3,813,323 (4) 32.05%
--------------------------------------------------------------------------------
1 Includes (i) 265,979 options to acquire shares of our common stock by May 31, 2000 at an average weighted exercise price of $2.19 per share, and (ii) 2,542,967 shares of our common stock held by Tree of Stars, Inc., and 639,585 shares of our common stock held by PSF, Inc., for each of which Mr. Begum serves as President and in each of which Mr. Begum owns a majority interest, and 100,000 shares of our common stock held by Reed H. Bradford Center for which Mr. Begum is trustee.

2 Includes 56,979 options to acquire shares of our common stock by May 31, 2000 at an average weighted exercise price of $2.19 per share.

3 Includes 12,000 options to acquire shares of our common stock by May 31, 2000 at an exercise price of $2.75 per share. Excludes 2,006,627 shares of our common stock held by the Estate of Peter Olson, for which Mr. Mills serves as trustee.

4 Includes 334,958 options to acquire shares of our common stock by May 31, 2000 at an average weighted exercise price of $2.38 per share.

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                       COMPENSATION OF EXECUTIVE OFFICERS

--------------------------------------------------------------------------------

         The following information summarizes the compensation we paid to or which will be earned by our Chief Executive Officer during the fiscal years ended December 31, 1999, 1998 and 1997. None of our other officers' total salary and bonus exceeded $100,000 during those fiscal years.

                           SUMMARY COMPENSATION TABLE

----------------------------------------------------------------------------------------------------------------------
                                                         Annual Compensation                         Long-Term
                                                                                                 Compensation Awards
                                         ---------------------------------------------------- ------------------------
                                                                             Other Annual      Securities Underlying

 Name and Principal Position     Year      Salary ($)        Bonus ($)     Compensation ($)     Options / SARs (#)
------------------------------- -------- ---------------- ---------------- ------------------ ------------------------
Paul G. Begum                    1999        $72,000           $0.00             $0.00            237,000 options
   CHAIRMAN/ CEO                 1998        $76,000           $0.00             $0.00                   0
                                 1997        $72,000           $0.00             $0.00                   0
----------------------------------------------------------------------------------------------------------------------

         The following table presents additional information concerning the option awards made during fiscal year 1999 to Mr. Begum:

                        OPTION GRANTS IN LAST FISCAL YEAR

------------------------------------------------------------------------------------------------------------------------
                                                                                                  Potential Realizable
                                                                                                    Value at Assumed
                                                                                                 Annual Rates of Stock
                                                                                                   Price Appreciation
                                                                                                    for Option Term
                                                   Individual     Grants
------------------------------------------------------------------------------------------------------------------------
                             Number of     % of Total
                             Securities      Options                  Market Price
                             Underlying    Granted to     Exercise      on Grant
                              Options     Employees in     of Base        Date
           Name             Granted (#)    Fiscal Year      Price        ($/ Sh)      Expiration   5% ($)     10% ($)
                                                          ($ / Sh)                      Date
--------------------------- ------------- -------------- ------------ -------------- ----------- ----------- -----------
Paul G. Begum,                237,000         45.0%         $2.75         $3.34       8-2-2004   $310,420    $507,202
   CHAIRMAN/CEO
------------------------------------------------------------------------------------------------------------------------

         The intrinsic value of each respective grant to Mr. Begum as of the date of such grant was $139,830.

         The following table summarizes the exercise of stock options during fiscal year 1999 by Mr. Begum, and the fiscal year-end value of unexercised stock options held by Mr. Begum:

           AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FY-END
                                  OPTION VALUES

--------------------------------------------------------------------------------------------------------------------
                                                                                                      Value of
                                                               Number of Securities Underlying       Unexercised
                                  Shares          Value         Unexercised Options at Fiscal       In-The-Money
                               Acquired on     Realized ($)             Year-End (#)              Options at Fiscal
            Name               Exercise (#)                      Exercisable / Unexercisable        Year-End ($)
----------------------------- --------------- --------------- ---------------------------------- --------------------
Paul G. Begum,                      -             $0.00                   845,564/0                     $0.00
   CHAIRMAN/ CEO

--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                              CERTAIN TRANSACTIONS

--------------------------------------------------------------------------------

         We did not engage in any certain transactions during the past two years, or which we propose to engaged in, and which involve our executive officers, directors, director nominees, five percent stockholders or immediate family members of those persons.

--------------------------------------------------------------------------------

           COMPLIANCE WITH SECTION 16 OF THE SECURITIES EXCHANGE ACT

--------------------------------------------------------------------------------

         Section 16(a) of the Securities Exchange Act of 1934 requires our executive officers and directors, and persons who own more than ten percent of a registered class of our equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission ("SEC"). Executive officers, directors and greater than ten percent shareholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file. Based solely on our review of the copies of such forms received by us, or written representations from certain reporting persons, we believe that during fiscal 1999 all filing requirements applicable to our executive officers and directors and greater than ten percent shareholders were complied with, except that Messrs. Begum, Bailey, and Mills each were untimely in filing one report on Form 4 and Mr. Porter was untimely in filing one report on Form 3.

--------------------------------------------------------------------------------

                             STOCKHOLDER PROPOSALS

--------------------------------------------------------------------------------

         The rules of the Securities and Exchange Commission provide that stockholder proposals may be considered for inclusion in the proxy material for our annual meetings under certain circumstances. Our bylaws provide that any stockholder proposals for director nominations for our annual meeting in 2001 must be made in writing and delivered to us not less than 60 days nor more than 90 days prior to that meeting, but if we provide you with less than 70 days notice (or public disclosure) of the meeting, nominations will be deemed timely if they are received not more than 10 days following the date of the notice or the public disclosure of the meeting. Any such nominations need to be accompanied by specific information regarding the nominees, as described in our

BYLAWS. STOCKHOLDER PROPOSALS SHOULD BE ADDRESSED TO: STACYANN L. ROYAL, SECRETARY, KLEVER MARKETING, INC., PO BOX 2935, SALT LAKE CITY, UTAH, 84110.

--------------------------------------------------------------------------------

                                 OTHER MATTERS

--------------------------------------------------------------------------------

         The Board does not presently intend to bring any other business before the meeting, and, we know of no other matters that are to be brought before the meeting except as specified in the notice of the meeting. If any additional business properly comes before the meeting, however, your shares will be voted in accordance with the judgment of the persons voting your proxy.

                                              By Order of the Board of Directors

                                              By:  /S/ STACYANN L. ROYAL
                                                   StacyAnn L. Royal, Secretary


         All stockholders are urged to complete, sign, date and return the accompanying proxy card in the enclosed postage-paid envelope. Thank you for your prompt attention to this matter.

                           KLEVER MARKETING(TM), INC.
                         ANNUAL MEETING OF SHAREHOLDERS
                                  MAY 12, 2000
           THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

                                      PROXY

         THE UNDERSIGNED STOCKHOLDER OF KLEVER MARKETING(TM), INC., A DELAWARE CORPORATION (THE "COMPANY"), HEREBY APPOINTS PAUL G. BEGUM, MICHAEL L. MILLS, WILLIAM C. BAILEY, AND ABEL T. PORTER EACH OF THEM, EACH WITH FULL POWER OF SUBSTITUTION, AS PROXY FOR THE UNDERSIGNED TO VOTE AND OTHERWISE REPRESENT ALL THE SHARES REGISTERED IN THE NAME OF THE UNDERSIGNED AT THE ANNUAL MEETING OF SHAREHOLDERS OF THE COMPANY TO BE HELD ON FRIDAY, MAY 12, 2000 AT 4:00 P.M. MST AT THE CRYSTAL INN IN THE AMETHYST ROOM, 230 WEST 500 SOUTH, SALT LAKE CITY, UTAH, AND AT ANY ADJOURNMENTS THEREOF, WITH THE SAME EFFECT AS IF THE UNDERSIGNED WERE PRESENT AND VOTING SUCH SHARES, ON THE FOLLOWING MATTERS AND IN THE FOLLOWING MANNER AS FURTHER DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT.

         EITHER OF THE PROXIES AND ATTORNEYS-IN-FACT, OR THEIR SUBSTITUTES, AS SHALL BE PRESENT AND SHALL ACT AT SAID MEETING OR ANY ADJOURNMENT OR ADJOURNMENTS THEREOF SHALL HAVE AND MAY EXERCISE ALL THE POWERS OF SAID PROXIES AND ATTORNEYS-IN-FACT THEREUNDER.

         THE UNDERSIGNED ACKNOWLEDGES RECEIPT OF THE NOTICE OF ANNUAL MEETING OF SHAREHOLDERS, THE PROXY STATEMENT AND THE COMPANY'S 1999 ANNUAL REPORT TO SHAREHOLDERS.

         THE ELECTION OF THE FOLLOWING PERSONS AS DIRECTORS OF THE COMPANY TO SERVE UNTIL THE NEXT ANNUAL MEETING OF STOCKHOLDERS AND UNTIL THEIR SUCCESSORS SHALL BE DULY ELECTED AND QUALIFIED:

PROPOSAL 1. ELECTION OF THE FOLLOWING NOMINEES AS DIRECTORS OF THE COMPANY, TO SERVE A TERM UNTIL THE NEXT ANNUAL MEETING OF SHAREHOLDERS ARE DULY ELECTED AND
QUALIFIED: PAUL G. BEGUM, MICHAEL L. MILLS, WILLIAM C. BAILEY, ABEL T. PORTER.

[ ]      FOR                 [ ]      WITHOLD AUTHORITY TO VOTE FOR ALL NOMINEES

(INSTRUCTION: TO WITHHOLD AUTHORITY TO VOTE FOR ANY INDIVIDUAL NOMINEE, STRIKE A LINE THROUGH THE NOMINEE'S NAME IN THE LIST ABOVE.)

PROPOSAL 2. APPROVAL OF AMENDMENT TO COMPANY'S ARTICLES OF INCORPORATION TO INCREASE THE NUMBER OF SHARES RESERVED FOR ISSUANCE THE NUMBER OF COMMON SHARES TO 50 MILLION.

[ ]      FOR                 [ ]      AGAINST            [ ]     ABSTAIN

PLEASE MARK, SIGN, DATE AND RETURN PROMPTLY, USING THE ENCLOSED ENVELOPE. NO POSTAGE REQUIRED

         THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR THE PROPOSALS.

                                                (Signature)

                                                (Signature)

                                    (Please  sign  exactly  and as fully as your
                           name appears on your stock certificate. If shares are held jointly, each shareholder must sign.)

                                                   DATED:                , 2000
                                      ----------------------------------